FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Australia and New Zealand Banking Group Limited

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 13 September 2004

* Print the name and title of the signing officer under his signature.

Media Release

Corporate Affairs
100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 16 August 2004

David Meiklejohn to join the Board of ANZ

The Chairman of Australia and New Zealand Banking Group Limited, Mr Charles Goode, today announced the appointment of Mr David Meiklejohn to the ANZ Board of Directors.

Mr Meiklejohn has a strong background in finance and accounting and had a distinguished career at Amcor Limited where he was Chief Financial Officer from 1981 to 2000 and Executive Director from 1985 to 2000.

Mr Meiklejohn is currently Chairman of PaperlinX Limited and SPC Ardmona Limited and a director of One Steel Limited and WMC Resources Limited.  His previous directorships include Colonial Limited, GasNet Australia Limited, Treasury Corporation of Victoria and Mayne Nickless Limited.

The appointment of Mr Meiklejohn follows two other appointments made to the ANZ Board this year – Dr Gregory Clark, a former executive of News Corporation and IBM with extensive experience in computing and communications; and Mr John Morschel, one of Australia’s most experienced company directors and the former Managing Director of Lend Lease Corporation and an Executive Director at Westpac Banking Corporation, with a strong background in banking and financial services.

In announcing Mr Meiklejohn’s appointment, Mr Goode said: “We have now made a number of outstanding appointments to the ANZ Board.  These appointments have added to the Board’s experience and expertise and allowed the Board to manage carefully a transition with the planned retirement of John Dahlsen and Brian Scott in 2005.

“It is pleasing therefore to have someone of David’s calibre and experience join the Board.  He brings with him a solid financial background as well as the experience of being a director of major Australian companies,” Mr Goode said.

Mr Meiklejohn’s appointment is effective 1 October 2004.

For media enquiries contact:

Paul Edwards

Head of Group Media Relations

Tel: 03-9273 6955 or 0409-655 550

Email: paul.edwards@anz.com

Media Release

Corporate Affairs
Level 22, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release:  24 August 2004

ANZ reaffirms earnings outlook

ANZ today issued a shareholder update confirming it remains on track to deliver a record result and meet market expectations of at least 9% cash earnings per share growth for 2004.*

ANZ Chief Executive Officer Mr John McFarlane said: “Our performance so far this year is pleasing.  The strength of our earnings in core businesses means we have the flexibility to deliver on market expectations while we invest in our franchise for future growth.”

ANZ’s personal banking businesses in Australia have performed particularly strongly for the third year in succession and have increased market share.  This is significant as until recent times these businesses have not been ANZ’s traditional strength.  Asset growth in Mortgages is up 19% and deposit growth is up 11% annualised.

Corporate and Small Business is again expected to deliver strong earnings growth underpinned by lending growth of 17% and deposit growth of 10% annualised, whereas subdued demand in institutional markets combined with continued de-risking, will result in a flat Institutional performance.

Performance in New Zealand has been reasonable given amalgamation and integration.  There is evidence our two-brand strategy is beginning to work and non-systems integration is on track.  Systems integration remains complex as a result of the need to build on the strengths of the two retail franchises and accommodate different infrastructures.

Interest margins will continue to decline in the second half.  Growth in mortgages, funded largely at wholesale rates, together with margin squeeze from rising interest rates have been the main contributors.  Some price competition has also been noticeable.

Mr McFarlane commented: “There has been much said recently regarding net interest margins and competition.  Banking is a competitive industry and margins have been contracting for many years.  Our approach continues to be to price competitively, but not sub-economically, to maintain our customer franchise and share.”

Beyond the previously announced provisions on Telstra’s Reach joint venture, credit quality continues to be relatively benign, reflecting the strength of the Australian and New Zealand economies.  Arrears levels in our consumer businesses remain at very low levels and the commercial sector is healthy.  Although we expect Specific Provisions to be lower in full year 2004 than in 2003, our Economic Loss Provision Charge will increase moderately, largely due to the inclusion of The National Bank of New Zealand.

* Excludes significant transactions, incremental expenditure on the integration of The National Bank of New Zealand, goodwill amortisation, and adjusting for the bonus element of the rights issue.

ANZ will expand on the strong performance of its Australian Personal Division at a market briefing on Wednesday, 8 September 2004 and will report its Full Year Results for the period ended 30 September 2004 on 26 October 2004.

For media enquiries contact:	For analyst enquiries contact:

Paul Edwards	Stephen Higgins
Head of Media Relations	Senior Manager Investor Relations
Tel: 03-92736955 or 0409-655 550	Tel: 03-9273 4282 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

Company Secretary’s Office
Australia and New Zealand Banking Group Limited
Level 6 100 Queen Street
Melbourne VIC 3000
www.anz.com

13 August 2004

Company Announcements Platform

Australian Stock Exchange Limited

Level 10

20 Bond Street

Sydney   NSW   2000

Australia and New Zealand Banking Group Limited (‘ANZ’) –

Changes to Company Secretariat

Mr Timothy Angus Paine has resigned as a Secretary of the Company effective 13 August 2004.  This follows his resignation from ANZ to accept an external career opportunity.  Ms Karen Ka-Leng Phillips has also resigned as a Secretary with effect from the same date as part of a re-organisation of Company Secretary appointments.

The formal position of Secretary of the Company continues to be held by Mr Peter Marriott, Mr Tim L’Estrange and Mr John Priestley.

Yours sincerely,

John Priestley

Company Secretary

ANZ National Bank Limited	Level 12
170–186 Featherston Street
P O Box 1791, Wellington
New Zealand
Media Release	Tel: 64 4 802 2000
Fax: 64 4 802 3000

For Release: 24 August 2004

New Zealand delivers solid quarterly earnings growth

ANZ New Zealand and The National Bank of New Zealand announced today an underlying profit after tax, excluding goodwill amortisation and integration costs, of NZ$237 million for the quarter ended 30 June 2004, up 3.9% on the March 2004 quarter.

Including goodwill amortisation and integration costs, operating profit after tax was NZ$192 million for the June quarter, up 8.5% on March 2004.

Direct comparisons with The National Bank of New Zealand June 2003 GDS are not valid as a result of different accounting treatments, classifications and intercompany eliminations.

New Zealand General Disclosure Statement Summary

•    Underlying profit after tax for the June 2004 quarter was NZ$237 million, up 3.9%.   Profit after tax, including goodwill amortisation and integration costs, was NZ$192 million up 8.5%.

•    Cost-income ratio reduced to 44.3% from 44.6%.

•    Total lending and advances up 1.5% or NZ$890 million.

•    Total customer deposits up 1.8% or NZ$760 million.

•    Net interest margin up 8 basis points to 2.73%.

•    Underlying return on assets up to 1.31% from 1.25%

Note:	All comparisons with March 2004 General Disclosure Statement.
Underlying profit after tax excludes all integration costs and goodwill amortisation

Liability growth has been strong with customer deposits up 1.8%.  This reflects a focus on retail deposit growth in both ANZ and National Bank networks, assisted by the rising interest rate environment.  Market share in retail deposits was up, with growth of 3.5% compared to system growth of 3.1%.

Asset growth was up 1.5% compared with private sector credit growth of 2.6%, mainly driven by the expected repayment of loans by a small number of institutional customers.  Rural lending performed well, up 3.7% compared to market growth of 3.5% reflecting our strong rural franchise and service proposition.  Mortgage lending grew by 2.0%, lower than market growth of 3.6%.

Chief Executive of ANZ and The National Bank of New Zealand, Sir John Anderson said: “Our performance in the June quarter has been solid in the context of amalgamation and integration.  It reflects a stable customer franchise that is delivering reasonable asset growth with improved margins and careful management of costs.

“Our distinctive approach to service, the clarity we have around the separate ANZ and National Bank brands and a series of bank initiatives have seen strong, stable customer satisfaction data.  This is now beginning to flow through into new business growth.

“Nevertheless, the New Zealand market is highly competitive.  With both new and established competitors, there has been very aggressive pricing particularly in the institutional business by the major banks, which we have not always chosen to match.  Our focus however remains on developing new momentum in our businesses and maintaining market share by minimising disruption to customers,” Sir John said.

The strength of the ANZ and The National Bank franchises is reflected in the June quarter ACNielsen Consumer Finance Monitor.  The National Bank was ranked as New Zealand’s most preferred bank with 17% of respondents naming it as their favourite bank.  ANZ’s position was stable with 14% of people naming it as their favourite bank, ranked fourth behind The National Bank, ASB (16%) Westpac (15%), and ahead of BNZ (11%).

ACNielsen Mortgage Preference data in the June quarter also indicates The National Bank and ANZ have retained their strong position in the mortgage market.  16% of respondents ranked National Bank as the mortgage provider they “would be most likely to use”, up 2% and ahead of ASB (12%), BNZ (11%), Westpac (10%) and ANZ at 9%, down 1%.

Sir John commented: “Our brand strategy is very clear.  We are committed to maintaining both ANZ and The National Bank as competing brands in the market over the long term.  This is what our customers want and it makes good sense in maintaining and growing our market share going forward.  ANZ and The National Bank will continue to provide differentiated offers and distinctive service experiences for retail customers.”

For media enquiries in New Zealand, contact:	For analyst enquiries, contact:

Robert Reid	Stephen Higgins
Senior Manager Corporate Affairs	Senior Manager Investor Relations
Tel: +64-4-802 8888 or +64-27-2231783	Tel: +61-3-9273 4282 or +61-417-379 170
Email: robert.reid@nbnz.co.nz	Email: higgins@anz.com

In Australia:

Paul Edwards

Head of Media Relations

Tel:  +61-3-9273 6955 or +61-409-655 550

Email:  paul.edwards@anz.com

ANZ NATIONAL BANK LIMITED GROUP

General Short Form

Disclosure Statement

for the nine months ended 30 June 2004

Number 34 Issued August 2004

ANZ National Bank Limited

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL SHORT FORM DISCLOSURE STATEMENT for the nine months ended 30 June 2004

Contents

General Disclosures

Conditions of Registration

Credit Rating Information

Guarantee Arrangements

Short Form Financial Statements

Directors’ Statement

Independent Review Report

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL DISCLOSURES

This Short Form Disclosure Statement has been issued in accordance with the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 1998 (‘the Order’).

In this Short Form Disclosure Statement unless the context otherwise requires:

a)      ‘Banking Group’ means ANZ National Bank Limited and all its subsidiaries; and

b)     Any term or expression which is defined in, or in the manner prescribed by, the Registered Bank Disclosure Statement (Off-Quarter - New Zealand Incorporated Registered Banks) Order 1998 shall have the meaning given in or prescribed by that Order.

General Matters

The full name of the registered bank is ANZ National Bank Limited (‘the Bank’) and its address for service is Level 15, 215-229 Lambton Quay, Wellington, New Zealand.

The Bank was incorporated under the Companies Act 1955 by virtue of the ANZ Banking Group (New Zealand) Act 1979 on 23 October 1979, and was reregistered under the Companies Act 1993 on 13 June 1997. On 26 June 2004, The National Bank of New Zealand Limited amalgamated into ANZ Banking Group (New Zealand) Limited, and the Bank changed its name to ANZ National Bank Limited with effect from 28 June 2004.

The immediate parent company of the Bank is ANZ Holdings (New Zealand) Limited (incorporated in New Zealand).  The immediate parent company is owned by ANZ Funds Pty Limited (incorporated in Australia) and Norway Funds Limited (incorporated in New Zealand), a wholly owned subsidiary of ANZ Funds Pty Limited.

The Ultimate Parent Bank is Australia and New Zealand Banking Group Limited, which is incorporated in Australia, and its address for service is 100 Queen Street, Melbourne, Australia.

Changes to the Bank’s Conditions of Registration

The Reserve Bank of New Zealand issued revised Conditions of Registration, effective from the date of amalgamation. These were updated for a revision impacting all banks on 1 July 2004. The current revised Conditions of Registration applicable to the Bank are detailed on pages 3 and 4. The Bank continues to meet all conditions.

Material Financial Support

In accordance with the requirements issued by the Australian Prudential Regulation Authority pursuant to the Prudential Statements, Australia and New Zealand Banking Group Limited, as the Ultimate Parent Bank, may not provide material financial support to the Bank contrary to the following:

•       the Ultimate Parent Bank should not undertake any third party dealings with the prime purpose of supporting the business of the Bank;

•       the Ultimate Parent Bank should not hold unlimited exposures (should be limited as to specified time and amount) in the Bank (e.g. not provide a general guarantee covering any of the Bank’s obligations);

•       the Ultimate Parent Bank should not enter into cross default clauses whereby a default by the Bank on an obligation (whether financial or otherwise) is deemed to trigger a default of the Ultimate Parent Bank in its obligations;

•       the Board of the Ultimate Parent Bank in determining limits on acceptable levels of exposure to the Bank should have regard to:

•       the level of exposure that would be approved to third parties of broadly equivalent credit status. In this regard, prior consultation (and in cases approval) is required before entering exceptionally large exposures; and

•       the impact on the Ultimate Parent Bank’s capital and liquidity position and its ability to continue operating in the event of a failure by the Bank.

•       the level of exposure to the Bank not exceeding:

•       50% on an individual exposure basis; and

•       150% in aggregate (being exposures to all similar regulated entities related to the Ultimate Parent Bank)

of the Ultimate Parent Bank’s capital base.

Additionally, the Ultimate Parent Bank may not provide material financial support in breach of the Australian Banking Act (1959). This requires the Australian Prudential Regulatory Authority to exercise its powers and functions for the protection of a bank’s depositors and in the event of a bank becoming unable to meet its obligations or suspending payment the assets of the bank in Australia shall be available to meet that bank’s deposit liabilities in Australia in priority to all other liabilities of the bank.

The Ultimate Parent Bank has not provided material financial support to the Bank contrary to any of the above requirements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CONDITIONS OF REGISTRATION

Conditions of Registration, applicable as at the date of this Disclosure Statement - ANZ National Bank Limited

The registration of ANZ National Bank Limited (‘the Bank’) as a registered bank is subject to the following conditions:

1.     That the Banking Group complies with the following requirements at all times:

• Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

• Tier 1 capital of the Banking Group is not less than 4 percent of risk weighted exposures.

• Capital of the Banking Group is not less than NZ $15 million.

That the Bank complies with the following requirements at all times:

• Capital of the Bank is not less than 8 percent of risk weighted exposures.

• Tier 1 capital of the Bank is not less than 4 percent of risk weighted exposures.

• Capital of the Bank is not less than NZ $15 million.

For the purposes of this condition of registration, capital, Tier 1 capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled ‘Capital Adequacy Framework’ (BS2) dated July 2004.

In its disclosure statements under the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 1998, the Bank must include all of the information relating to the capital position of both the Bank and the Banking Group which would be required if the second schedule of that Order was replaced by the second schedule of the Registered Bank Disclosure Statement (Full and Half-Year – New Zealand Incorporated Registered Banks) Order 1998 in respect of the relevant quarter.

2.      That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.      That the Banking Group’s insurance business is not greater than 1% of its total consolidated assets. For the purposes of this condition:

(i)    Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

(ii)   In measuring the size of the Banking Group’s insurance business:

a)      Where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•       The total consolidated assets of the group headed by that entity;

•       Or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

b)      Otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

c)      The amounts measured in relation to parts a) and b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts a) and b) shall relate to on balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

d)      Where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.      That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit Rating	Connected exposure limit (% of the Banking Group’s Tier 1 capital)

AA/Aa2 and above	75
AA-/Aa3	70
A+/A1	60
A/A2	40
A-/A3	30
BBB+/Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s Tier 1 capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled ‘Connected Exposure Policy’ (BS8) dated July 2003.

5.      That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.      That the board of the Bank contains at least two independent directors and that alternates for those directors, if any, are also independent. In this context an independent director (or alternate) is a director (or alternate) who is not an employee of the Bank, and who is not a director, trustee, or employee of any holding company (as that term is defined in section 5 of the Companies Act 1993) of the Bank, or any other entity capable of controlling or significantly influencing the Bank.

7.      That the chairperson of the Bank’s board is not an employee of the Bank.

8.      That the Bank’s constitution does not include any provision permitting a director, when exercising powers or performing duties as a director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.      That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

10.    That none of the following actions may be taken except with the consent of the Reserve Bank:

(i)    Any transfer to another person or entity (other than the Bank or any member of the Banking Group which is incorporated in, and operating in, New Zealand) of all or a material part of any business (which term shall include the customers of the business) carried on by the Bank (or any member of the Banking Group); and

(ii)   Any transfer or change by which all or a material part of the management, operational capacity or systems of the Bank (or any member of the Banking Group) is transferred to, or is to be performed by, another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iii)  Any action affecting, or other change in, the arrangements by which any function relating to any business carried on by the Bank (or any member of the Banking Group) is performed, which has or may have the effect that all or a material part of any such function will be performed by another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iv)  Any action that prohibits, prevents or restricts the authority or ability of the board of the Bank or any statutory manager of the Bank (or the board of any member of the Banking Group or any statutory manager of any member of the Banking Group) to have unambiguous legal authority and practical ability to control and operate any business or activity of the Bank (or any member of the Banking Group).

11.    That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of the Bank unless:

(i)    The Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee, and

(ii)   The Reserve Bank has advised that is has no objection to that appointment.

12.  (i)     That the management of the Bank by its chief executive officer shall be carried out solely under the direction and supervision of the board of directors of the Bank.

(ii)   That the employment contract of the chief executive officer of the Bank shall be with the Bank. The chief executive officer’s responsibilities shall be owed solely to the Bank and the terms and conditions of the chief executive officer’s employment agreement shall be determined by, and any decision relating to the employment or termination of employment of the chief executive officer shall be made by, the board of directors of the Bank.

(iii)  That all staff employed by the Bank shall have their remuneration determined by (or under the delegated authority of) the chief executive officer of the Bank and be accountable (directly or indirectly) solely to the chief executive officer of the Bank.

13.  (i)     That no later than 31 December 2005 the Bank shall locate and continue to operate in New Zealand the whole of the Bank’s domestic system and the board of directors of the Bank will have unambiguous legal and practical ability to control the management and operation of the domestic system on a stand alone basis in, and resourced wholly within, New Zealand.

(ii)   That in respect of the international system the board of directors of the Bank will, no later than 31 December 2005, have unambiguous legal and practical ability to control the management and operation of the international system on a stand alone basis.

For the purposes of these conditions of registration, the term ‘Banking Group’ means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

For the purposes of these conditions of registration, the term ‘domestic system’ means all property, assets and systems (including in particular (but without limitation) all management, administrative and information technology systems) owned, operated, or used, by the Bank supporting, relating to, or connected with:

(a)   the New Zealand dollar accounts and channels servicing the consumer banking market (but potentially also other customer segments); and

(b)   the general ledger covering subsidiary ledgers for (a) above, together with a daily updated summary of the subsidiary ledgers running on the international system; and

(c)   any other functions, operations or business of, or carried on by, the Bank (now or at any time in the future) that are not included in, or form part of, the international system.

For the purposes of these conditions of registration the term ‘international system’ means those systems of the Bank generally having one or more of the following characteristics:

(a)   supports foreign currency accounts/transactions;

(b)   supports cross-border trade, payments and other transactions;

(c)   supports businesses that operate in global markets;

(d)   supports accounts and transactions undertaken by institutions, corporates and banks;

(e)   used to manage large, volatile risk businesses which operate on a global basis;

(f)    used to service customers who conduct accounts and transactions with the Bank in multiple countries;

(g)   used by the non-Bank subsidiary companies.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CREDIT RATING INFORMATION

The Bank has two current credit ratings, which are applicable to its long-term senior unsecured obligations which are payable in New Zealand in New Zealand dollars.  The credit ratings are:

Standard & Poor’s	AA-

Moody’s Investors Service	Aa3

The Standard & Poor’s revised rating was first issued on 11 September 1996. There have been no changes in the credit rating issued in the past two years ended 30 June 2004. The rating is not subject to any qualifications. The rating was confirmed on 28 June 2004.

The Moody’s Investors Service rating was first issued on 31 July 2000. There have been no changes in the credit rating issued in the past two years ended 30 June 2004. The rating is not subject to any qualifications. The rating was confirmed on 28 June 2004.

The following is a description of the major ratings categories by Ratings Agency:

Standard & Poor’s – Credit rating scale for long-term ratings:

Ratings scale	Description

AAA	Extremely strong capacity to pay interest and repay principal in a timely manner. Highest rating assigned.

AA	Very strong capacity to pay interest and repay principal in a timely manner. This differs from the highest rating only in a small degree.

A

Strong capacity to pay interest and repay principal in a timely manner, but may be more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated entities.

BBB

Adequate capacity to pay interest and repay principal in a timely manner, however adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet debt servicing commitments than higher rated entities.

BB

A degree of speculation exists with respect to the ability of an entity with this credit rating to pay interest and repay principal in a timely manner. Adverse business, financial, or economic conditions could impair the borrower’s capacity to meet debt service commitments in a timely manner.

B

Entities rated B are more vulnerable to adverse business, financial or economic conditions than entities in higher rating categories. Adverse business, financial or economic conditions will likely impair the borrower’s capacity or willingness to meet debt service commitments in a timely manner.

CCC

Entities rated CCC are currently vulnerable to default and are dependent on favourable business, financial and economic conditions to meet debt service commitments in a timely manner. In the event of adverse business, financial or economic conditions the entity is likely to default.

CC	Entities rated CC are currently highly vulnerable to non-payment of interest and principal.

C	Entities rated C have filed a bankruptcy petition or taken similar action, but payment of obligations are being continued.

D	D rated entities are in default. This is assigned when interest or principal payments are not made on the date due or when an insolvency petition or a request to appoint a receiver is filed.

Plus (+) or Minus (-):  The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s Investors Service - Credit rating scale for long-term ratings:

Ratings scale	Description

Aaa

Judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as ‘gilt edged’. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualised are most unlikely to impair the fundamentally strong position of such issues.

Aa

Judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A

Possess many favourable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Considered as medium-grade obligations (i.e. they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterises bonds in this class.

B	Generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	These bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	These are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody’s Investors Service bond ratings, where specified, are applied to financial contracts, senior bank obligations and insurance company senior policyholder and claims obligations with an original maturity in excess of one year.

Moody’s Investors Service applies numerical modifiers 1, 2 and 3 in each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GUARANTEE ARRANGEMENTS

Certain material obligations of ANZ National Bank Limited (the ‘Bank’) are subject to guarantees.

The Bank and NBNZ Holdings Limited (‘NBNZH’), a subsidiary of the Bank, entered into a full, unconditional and irrevocable cross guarantee on 26 June 2004, in order to allow NBNZH to be consolidated with the Bank for the purposes of calculating capital ratios for the Bank on a solo basis. The cross guarantee terminates on 1 October 2004.

The purpose of the cross guarantee is to provide creditors with a full, unconditional and irrevocable guarantee. Creditor consent is not required to amend it, but Reserve Bank of New Zealand consent is required if amendment alters the above purpose.

Each guarantor’s liability in respect of the cross guarantee is unlimited. There are no material conditions applying to the cross guarantee other than non-performance by the applicable guaranteed party.

Creditor’s claims under the guarantee are unsecured, and as such, pursuant to the provisions of the Companies Act 1993 and the Reserve Bank of New Zealand 1989, would be subordinated in the event of a liquidation of the Bank or NBNZH respectively, to the claims of preferential creditors and secured creditors. This subordination applies to the total amount of liabilities covered by the guarantee.

The Cross Guarantee Contract

The following is a full copy of the Cross Guarantee arrangements between the Bank and NBNZH:

1.     Introduction

ANZ National Bank Limited (‘the Bank’) and NBNZ Holdings Limited (‘NBNZH’) have agreed to enter into this guarantee:

a)     for the benefit of any creditors who have extended or in the future will extend credit or financial services to the Bank and NBNZH; and

b)    in order to allow NBNZH to be consolidated with the Bank for the purposes of calculating the Bank’s solo capital position.

2.     Definitions

In this guarantee:

Creditor means any present or future creditor from time to time of the Bank or NBNZH

Guaranteed Indebtedness means all indebtedness of the Bank and NBNZH, as the case may be, to any person (including all costs and expenses incurred in connection with that indebtedness); and

Guarantor means:

(a)   NBNZH, in respect of any Guaranteed Indebtedness owed by the Bank; or

(b)   The Bank, in respect of any Guaranteed Indebtedness owed by NBNZH.

3.     Guarantee and Indemnity

a)     Each guarantor unconditionally and irrevocably guarantees to each Creditor the due payment by the Bank or NBNZH as the case may be, of any Guaranteed Indebtedness owed to the Creditor.

b)    If the Bank or NBNZH, as the case may be, does not pay when due any Guaranteed Indebtedness, the relevant Guarantor will pay the amount owing immediately on demand from the relevant Creditor.

c)     As a separate continuing primary obligation, each Guarantor undertakes to indemnify each Creditor on demand against each cost, loss or claim incurred by that Creditor should any Guaranteed Indebtedness owed to it not be recoverable by it for any reason, including as a result of any document becoming void or unenforceable in any respect.

d)    Each Guarantor’s liability under this guarantee shall be unlimited and irrevocable.

e)     As between a Guarantor and a Creditor (but without affecting the obligations of the Bank or NBNZH, as the case may be, as debtor) the Guarantor is liable under this guarantee as a sole and principal debtor and not as a surety. Each Guarantor’s liability will not be discharged or impaired by any matter or action whatsoever.

f)     Each Guarantor’s obligations under this guarantee are by way of continuing security and are in addition to any other security or guarantee held at any time by any Creditor.

4.     Benefit of Guarantee

The provisions of this guarantee are given for the benefit of, and are enforceable by, any one or more Creditors. For the avoidance of doubt, the agreement of Creditors is not required in relation to any amendment of this guarantee.

5.     Amendments

The purpose of this guarantee is to provide Creditors with a full, unconditional and irrevocable guarantee. No amendment may be made to this guarantee that alters this purpose without the consent of the Reserve Bank of New Zealand.

No amendment to this clause 5 may be made.

6.     Termination

This guarantee terminates on 1 October 2004. Not withstanding this termination, the Guarantors remain liable under this guarantee for all Guaranteed Indebtedness outstanding, but not received by any Creditor, as at 1 October 2004.

7.     Governing Law

This letter is governed by and to be construed in accordance with New Zealand law.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF FINANCIAL PERFORMANCE for the nine months ended 30 June 2004

	Note	Unaudited 9 months to 30/06/2004	Consolidated Unaudited 9 months to 30/06/2003	Audited Year to 30/09/2003
		$m	$m	$m

Interest income		3,186	1,485	1,980

Interest expense		1,976	924	1,220

Net interest income		1,210	561	760

Net trading gains		83	50	64

Equity accounted earnings of associates		2	2	3

Other operating income		427	260	349

Net operating lease income		28	28	37

Net operating income		1,750	901	1,213

Operating expenses		892	417	559

Provision for doubtful debts	8	101	46	61

Operating surplus before tax

		757	438	593

Tax expense		257	130	176

Operating surplus

		500	308	417

The notes on pages 12 to 24 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF MOVEMENTS IN EQUITY for the nine months ended 30 June 2004

	Note	Unaudited 9 months to 30/06/2004	Consolidated Unaudited 9 months to 30/06/2003	Audited Year to 30/09/2003
		$m	$m	$m

Operating surplus		500	308	417

Issue of ordinary shares	13	5,537	—	—

Interim dividends		—	—	(300)

Movement in equity for the period

		6,037	308	117

Equity at beginning of the period		1,364	1,247	1,247

Equity at end of the period		7,401	1,555	1,364

The notes on pages 12 to 24 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF FINANCIAL POSITION as at 30 June 2004

	Note	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003
		$m	$m	$m

ASSETS

Liquid assets		1,375	929	833
Due from other financial institutions	3	3,816	2,261	2,117
Trading securities	4	2,035	286	622
Investment securities	5	1,204	867	793
Net loans and advances	6,7,8	59,683	22,726	23,194
Investment in associate companies		19	10	11
Income tax assets		383	147	142
Goodwill		3,427	3	3
Other assets		2,368	1,499	1,206
Premises and equipment		651	438	441

Total assets		74,961	29,166	29,362

LIABILITIES

Due to other financial institutions		1,957	1,064	913
Deposits and other borrowings	11	56,012	21,359	20,971
Income tax liabilities		210	149	68
Creditors and other liabilities		3,491	2,170	2,318
Provisions		170	69	66
Bonds and notes		1,627	516	505
Related party funding		2,854	1,577	2,452
Loan capital	12	1,239	707	705

Total liabilities		67,560	27,611	27,998

Net assets		7,401	1,555	1,364

EQUITY

Paid in share capital	13	5,943	406	406
Retained earnings		1,458	1,149	958

Total equity		7,401	1,555	1,364

The notes on pages 12 to 24 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF CASH FLOWS for the nine months ended 30 June 2004

	Note	Unaudited 9 months to 30/06/2004	Consolidated Unaudited 9 months to 30/06/2003	Audited Year to 30/09/2003
		$m	$m	$m

Gross cash inflow from operating activities		3,712	1,740	2,371
Gross cash outflow from operating activities		(2,815)	(1,261)	(1,748)

Net cash flow from operating activities

	18	897	479	623

Gross cash inflow from investing activities		4,015	534	595
Gross cash outflow from investing activities		(8,064)	(1,753)	(2,243)

Net cash flow from investing activities

		(4,049)	(1,219)	(1,648)

Gross cash inflow from financing activities		6,981	1,157	2,044
Gross cash outflow from financing activities		(2,429)	(200)	(555)

Net cash flow from financing activities

		4,552	957	1,489

Net increase in cash and cash equivalents		1,400	217	464
Opening cash and cash equivalents		2,659	2,195	2,195

Closing cash and cash equivalents

		4,059	2,412	2,659

Reconciliation of closing cash and cash equivalents to the balance sheet
Liquid assets		1,375	929	833
Due from other financial institutions - at call		1,903	2,261	2,117
Trading securities		2,035	286	622
Due to other financial institutions - at call		(1,254)	(1,064)	(913)

		4,059	2,412	2,659

The notes on pages 12 to 24 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

1.          ACCOUNTING POLICIES

(i)     Statutory base

These financial statements have been prepared in accordance with the Financial Reporting Standard No.24 “Interim Financial Statements” (‘FRS 24’) and the Registered Bank Disclosure Statement (Off Quarter - New Zealand Incorporated Registered Banks) Order 1998. These financial statements should be read in conjunction with the consolidated financial statements for the year ended 30 September 2003

(ii)    Measurement base

These financial statements have been prepared on a going concern basis in accordance with historical cost concepts, adjusted by the revaluation of certain assets.

(iii)   Changes in accounting policies

There have been no changes in accounting policies during the period.

(iv)   Comparatives

To ensure consistency with the current period, comparative figures have been restated where appropriate.

(v)    Impact of acquisition of NBNZ Holdings Limited (‘NBNZ Group’)

The 30 June 2004 financial statements include the 7 month results of the NBNZ Group from the date of acquisition, 1 December 2003. Given the NBNZ Group was not part of the Banking Group prior to 1 December 2003, the financial statements for 30 June 2003 and 30 September 2003 exclude any impact of the NBNZ Group.

2.          RISK MANAGEMENT POLICIES

There has been no material change in the Banking Group’s policies for managing risk, or material exposures to any new types of risk since the previous General Disclosure Statement (31 March 2004).

3.          DUE FROM OTHER FINANCIAL INSTITUTIONS

	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003
	$m	$m	$m

Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	—	1	—
Due from other financial institutions	3,816	2,260	2,117

Total due from other financial institutions	3,816	2,261	2,117

Included within due from other financial institutions are the following balances:
Able to be withdrawn without prior notice	1,893	1,747	1,527
Term lending to financial institutions	1,747	—	—
Securities purchased under agreements to resell	176	514	590

4.          TRADING SECURITIES

Government, Local Body stock and bonds	1,167	111	450
Certificates of deposit	468	60	—
Promissory notes	349	112	111
Other	51	3	61

Total trading securities	2,035	286	622

Included within trading securities is the following balance:
Securities sold under agreements to repurchase	812	169	395

5.          INVESTMENT SECURITIES

	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003
	$m	$m	$m

Government, Local Body stock and bonds	759	523	456
Floating rate notes	342	344	337
Other	103	—	—

Total investment securities	1,204	867	793

Included within investment securities are the following balances:
Securities sold under agreements to repurchase	155	200	—
Investments used to secure deposit obligations	220	—	—

6.          NET LOANS AND ADVANCES

Overdrafts	1,810	634	705
Credit card outstandings	1,107	563	562
Term loans - housing	33,065	11,771	12,021
Term loans - non-housing	24,104	9,775	9,915
Hire purchase	560	552	566

Gross loans and advances	60,646	23,295	23,769

Provisions for doubtful debts (note 8)	(618)	(242)	(238)
Unearned income	(345)	(327)	(337)

Total net loans and advances	59,683	22,726	23,194

Included within net loans and advances is the following balance:
Securities purchased under agreements to resell	220	—	—

7.          IMPAIRED AND PAST DUE ASSETS

On-balance sheet impaired and past due assets

Non-accrual loans	116	37	25
Past due assets (90 day past due assets)	122	28	21

Total on-balance sheet impaired and past due assets	238	65	46

8.          PROVISIONS FOR DOUBTFUL DEBTS

General provision

Balance at beginning of the period	228	198	198
Fair value adjustment on acquisition of subsidiaries	247	—	—
Charge to operating surplus	101	46	61
Transfer to specific provision	(44)	(26)	(41)
Recoveries	13	7	10

Balance at end of the period	545	225	228

Specific provision (non-accrual loans)
Balance at beginning of the period	10	23	23
Specific provision acquired with subsidiaries	83	—	—
Fair value adjustment on acquisition of subsidiaries	(16)	—	—
Bad debts written off	(48)	(32)	(54)
Transfer from general provision	44	26	41

Balance at end of the period	73	17	10

Total provisions for doubtful debts	618	242	238

Total provisions for doubtful debts have been deducted from loans and advances.

9.          ACQUISITION OF SUBSIDIARIES

NBNZ Holdings Limited

On 1 December 2003, the Bank acquired all of the shares of NBNZ Holdings Limited (‘NBNZ Group’). The results and financial position of NBNZ Group have been included in the Banking Group since 1 December 2003. The contribution of NBNZ Group to the consolidated operating surplus for the period from 1 December 2003 to 30 June 2004, after accounting policy changes, was $273 million. Included in net identifiable assets acquired is a restructuring provision of $27 million that was recognised on acquisition in accordance with New Zealand accounting standards.

Consolidated Unaudited 1/12/2003
$m

Summary of net identifiable assets acquired

Assets
Liquid assets	654
Due from other financial institutions	3,589
Trading securities	1,559
Investment securities	291
Net loans and advances	34,276
Investment in associate companies	2
Income tax assets	281
Other assets	1,795
Premises and equipment	178

Total assets	42,625

Liabilities

Due to other financial institutions	1,853
Deposits and other borrowings	33,942
Income tax liabilities	11
Creditors and other liabilities	2,870
Provisions	118
Bonds and notes	1,262
Due to related parties	44
Loan capital	550

Total liabilities	40,650

Net identifiable assets acquired at fair value	1,975
Consideration paid	5,469

Goodwill arising on acquisition of subsidiaries	3,494

EFTPOS New Zealand Limited

On 31 January 2004, the Bank acquired all of the shares of EFTPOS New Zealand Limited (‘EFTPOS Group’) for $37.5 million. The fair value of net identifiable assets acquired was $2.5 million, giving rise to goodwill on acquisition of $35 million. The results and financial position of EFTPOS Group have been included in the Banking Group since 1 February 2004. The contibution of EFTPOS Group to the consolidated operating surplus for the period from 1 February 2004 to 30 June 2004 was $2 million.

10.        AMALGAMATION OF SUBSIDIARY

The National Bank of New Zealand Limited

On 26 June 2004, the Bank acquired all of the shares of The National Bank of New Zealand Limited (‘NBNZ’), from its subsidiary, NBNZ Holdings Limited, for $5.4 billion. Immediately, following the acquisition, NBNZ was amalgamated into the Bank and, on 28 June 2004, the Bank was renamed ANZ National Bank Limited. The acquisition and subsequent amalgamation had no effect on the results and financial position of the Banking Group.

11.        DEPOSITS AND OTHER BORROWINGS

	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003
	$m	$m	$m

Certificates of deposit	4,081	2,028	1,468
Term deposits	20,234	9,694	9,604
Demand deposits	20,169	7,531	7,732
Commercial paper	9,068	—	—
Secured debenture stock	2,225	2,054	2,054
Secured deposits	200	—	—
Other deposits	35	52	113

Total deposits and other borrowings	56,012	21,359	20,971

UDC Finance Limited secured debentures

Registered secured debenture stock is constituted and secured by trust deeds between certain companies within the UDC Group and independent trustees. The trust deeds create floating charges over all the assets, primarily loans and advances and operating lease assets, of those companies.

12.        LOAN CAPITAL

	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003
	$m	$m	$m

AUD 88,580,000 term subordinated floating rate loan	97	102	101
AUD 265,740,000 perpetual subordinated floating rate loan	292	305	304
NZD term subordinated fixed rate bonds	850	300	300

Total loan capital	1,239	707	705

Included within loan capital is the following related party balance:
Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	389	407	405

AUD 88,580,000 loan

This loan was drawn down on 27 September 1996 and has an ultimate maturity date of 27 September 2006. The Bank may elect to repay the loan on 27 September of each year commencing from 2001 through to 2005. All interest is payable half yearly in arrears based on BBSW + 0.45% p.a., with interest payments due 27 March and 27 September.

AUD 265,740,000 loan

This loan was drawn down on 27 September 1996 and has no fixed maturity. Interest is payable half yearly in arrears based on BBSW + 0.95% p.a., with interest payments due 15 March and 15 September.

NZD term subordinated fixed rate bonds

The terms and conditions of these fixed rate and fixed term bonds are as follows:

New Zealand Exchange listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
23 July 2002	300	7.04%	23 July 2007	23 July 2012

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest swap rate plus 0.80% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate.

As at 30 June 2004 these bonds carried an A+ rating by Standard & Poor’s.

The bonds are listed on the NZX. On 10 October 2002 the Market Surveillance Panel of the NZX granted the Bank a waiver from the requirements of Listing Rules 10.4 and 10.5. Rule 10.4 relates to the provision of preliminary announcements of half yearly and annual results to the NZX. Rule 10.5 relates to preparing and providing a copy of half yearly and annual reports to the NZX. The Bank has been granted a waiver from these rules on the conditions that the Bank’s quarterly General Disclosure Statement (‘GDS’) is available on the Bank’s website, at any branch and at the NZX; that bondholders are advised by letter that copies of the GDS are available at the above locations; that all bondholders are notified on an ongoing basis, by way of a sentence included on the notification of interest payments, that the latest GDS is available for review at the above locations; and that a copy of the GDS is sent to the NZX on an ongoing basis.

Non listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
15 March 2000	100	8.36%	15 April 2005	15 April 2010
15 March 2001	100	6.87%	18 April 2006	18 April 2011
15 March 2002	125	7.61%	16 April 2007	16 April 2012
15 July 2002	125	7.40%	17 September 2007	17 September 2012
20 February 2003	100	6.46%	20 August 2008	20 August 2013

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest swap rate plus 1.00% p.a., apart from the 20 August 2013 bonds, which will continue to pay interest to maturity at the five year interest rate swap rate plus 0.97% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate.

As at 30 June 2004 these bonds carried an A+ rating by Standard & Poor’s.

Loan capital is subordinated in right of payment to the claims of depositors and all creditors of the Bank.

13.        PAID IN SHARE CAPITAL

	Unaudited 30/06/2004	Consolidated / Parent Unaudited 30/06/2003	Audited 30/09/2003
	$m	$m	$m

Paid in share capital

Balance at beginning of the period	406	406	406

Issue of ordinary shares	5,537	—	—

Balance at end of the period	5,943	406	406

Voting rights

At a meeting: on a show of hands or vote by voice every member who is present in person or by proxy or by representative shall have one vote.

On a poll: every member who is present in person or by proxy or by representative shall have one vote for every share of which such member is the holder.

14.        INTEREST EARNING AND DISCOUNT BEARING ASSETS AND LIABILITIES

	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003
	$m	$m	$m

Interest earning and discount bearing assets	68,476	27,242	27,854

Interest and discount bearing liabilities	60,346	23,715	24,038

15.        LEASE RENTAL COMMITMENTS

Future rentals in respect of operating leases not provided for in these financial statements are:

Premises and equipment

Due within one year	75	42	39
Due between one and two years	57	32	31
Due between two and five years	99	54	51
Due beyond five years	35	20	18

Total lease rental commitments	266	148	139

16.        CAPITAL EXPENDITURE COMMITMENTS

Capital expenditure not provided for in these financial statements:

Contractual commitments with certain drawdown due within one year	48	34	46

17.        CONTINGENT LIABILITIES, CREDIT RELATED COMMITMENTS AND MARKET RELATED CONTRACTS

	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003
	$m	$m	$m
The estimated face or contract values are as follows:

Contingent liabilities
Financial guarantees	1,071	785	810
Standby letters of credit	223	290	279
Transaction related contingent items	309	177	202
Trade related contingent liabilities	238	79	101

Total contingent liabilities	1,841	1,331	1,392

Credit related commitments
Commitments with certain drawdown due within one year	1,301	—	—
Underwriting facilities	62	—	—
Commitments to provide financial services	14,404	7,031	7,332

Total credit related commitments	15,767	7,031	7,332

Foreign exchange, interest rate and equity contracts
Exchange rate contracts	59,333	21,671	21,159
Interest rate contracts	116,745	46,232	55,961
Equity contracts	39	—	—

Total foreign exchange, interest rate and equity contracts	176,117	67,903	77,120

Contingent tax liability

The Banking Group is being audited by the IRD as part of normal revenue authority procedures, with a particular focus on structured finance transactions.

No tax assessments have been issued.

18.        NOTES TO THE STATEMENT OF CASH FLOWS

	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003
	$m	$m	$m
Reconciliation of operating surplus to net cash flow from operating activities

Operating surplus	500	308	417

Adjustments to operating surplus
Depreciation	92	70	97
Provision for doubtful debts	101	46	61
Amortisation of goodwill	105	1	1
Amortisation of premiums and discounts	(8)	46	53
Unrealised foreign exchange gains	(25)	(4)	(20)
Equity accounted earnings of associates	(2)	(2)	(3)
Gain on sale of associates	(1)	(5)	(5)
Gain on disposal of premises and equipment	(9)	(4)	(5)
Devaluation of put option	3	—	—
Decrease (increase) in accrued interest income	29	(54)	(14)
(Decrease) increase in accrued interest expense	(30)	3	44
Increase in accrued commission and other income	(8)	(8)	(9)
(Decrease) increase in accrued charges	(6)	10	13
Increase in income tax liabilities	126	94	13
Decrease (increase) in income tax assets	44	(14)	(9)
Decrease in provisions	(14)	(8)	(11)

Net cash flow from operating activities	897	479	623

19.        MARKET RISK

			Consolidated
	Unaudited 30/06/2004		Unaudited 30/06/2003		Audited 30/09/2003
	As at	Peak for the quarter	As at	Peak for the quarter	As at	Peak for the quarter
Exposures to market risk

Aggregate foreign currency exposures ($ million)	2.3	7.0	1.9	17.5	1.8	11.8

Aggregate foreign currency exposures as a percentage of equity	0.0%	0.1%	0.1%	1.1%	0.1%	0.9%

Aggregate interest rate exposures ($ million)	148.1	155.3	49.3	74.4	77.6	77.6

Aggregate interest rate exposures as a percentage of equity	2.0%	2.1%	3.2%	4.8%	5.7%	5.7%

Aggregate equity exposures ($ million)	1.0	1.0	1.0	1.0	1.0	1.0

Aggregate equity exposures as a percentage of equity	0.0%	0.0%	0.1%	0.1%	0.1%	0.1%

Aggregate market risk exposures have been calculated in accordance with clause 1 (1) (a) of Schedule 8 of the Order. Aggregate foreign currency risk exposures have been calculated in accordance with clause 8 (a) of Schedule 9 of the Order. Aggregate interest risk exposures have been calculated in accordance with clause 1 (a) of Schedule 9 of the Order.  Aggregate equity risk exposures have been calculated in accordance with clause 11 (a) of Schedule 9 of the Order.  The peak end-of-day market risk exposures for the quarter are measured over equity as at the end of the quarter.

20.        SECURITISATION, FUNDS MANAGEMENT AND OTHER FIDUCIARY ACTIVITIES

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group is involved in providing banking services to customers who securitise assets.

Funds management

Certain subsidiaries of the Bank act as trustee and/or manager for a number of unit trusts and investment funds, including retirement funds. The Bank provides private banking services to a number of clients including investment advice and portfolio management.

The ANZ Mortgage Trust holds mortgages under an equitable assignment with the Bank. The ANZ Mortgage Trust can at any time require the Bank to repurchase any mortgage. The Bank may also require repurchase in certain circumstances. The mortgages are included in these financial statements.

As funds under management are not owned by the Banking Group, they are not included in these financial statements. The Banking Group derives fee and commission income from the sale and management of superannuation bond and superannuation plans, unit trusts, life insurance products, bonus bonds, group investment fund and the provision of private banking services to a number of clients.

Funding was provided to The National Bank Superannuation Bond to facilitate payments, including provisional tax payments. Details of funding provided to funds managed by the Banking Group are detailed below:

Consolidated
	Unaudited 30/06/2004		Unaudited 30/06/2003		Audited 30/09/2003
	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital
	$m		$m		$m
Peak aggregate funding for the quarter provided to all activities

Retirement Plans	1.0	0.0%	—	0.0%	—	0.0%

Consolidated
	Unaudited 30/06/2004		Unaudited 30/06/2003		Audited 30/09/2003
	Amount	% of securities issued	Amount	% of securities issued	Amount	% of securities issued
	$m		$m		$m
Peak aggregate funding for the quarter provided to individual activities

The National Bank Superannuation Bond	1.0	3.6%	—	0.0%	—	0.0%

The peak end-of-day aggregate funding for the quarter to all activities and to individual activities is measured over Tier 1 Capital and the securities issued respectively as at the end of the quarter.

Custodial services

The Banking Group provides custodial services to customers in respect of assets that are beneficially owned by those customers.

21.        CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk to individual counterparties

The number of individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of limits:

			Consolidated
	Unaudited 30/06/2004		Unaudited 30/06/2003		Audited 30/09/2003
	Number of Counterparties		Number of Counterparties		Number of Counterparties
	As at	Peak for the quarter	As at	Peak for the quarter	As at	Peak for the quarter

10% to 20% of equity	1	2	14	15	13	15
20% to 30% of equity	—	—	2	2	4	4
30% to 40% of equity	—	—	3	3	—	—
40% to 50% of equity	—	—	1	2	3	3
50% to 60% of equity	—	—	—	—	1	1

As noted above, the number of individual counterparties disclosed within the various equity ranges is based on counterparty limits rather than actual exposures outstanding. No account is taken of security and/or guarantees which the Banking Group may hold in respect of the various counterparty limits.

Concentrations of credit risk to bank counterparties

The number of bank counterparties or groups of closely related counterparties of which a bank is the parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposures equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of actual exposures:

			Consolidated
	Unaudited 30/06/2004		Unaudited 30/06/2003		Audited 30/09/2003
	Number of Counterparties		Number of Counterparties		Number of Counterparties
	As at	Peak for the quarter	As at	Peak for the quarter	As at	Peak for the quarter

10% to 20% of equity	1	2	4	3	4	14
20% to 30% of equity	—	1	1	5	1	4
30% to 40% of equity	—	—	—	—	1	2
70% to 80% of equity	—	—	1	1	1	1

Concentrations of credit risk to connected persons (Note 1)

			Consolidated
	Unaudited 30/06/2004		Unaudited 30/06/2003		Audited 30/09/2003
	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital	Amount	% of Group Tier 1 Capital
	$m		$m		$m
Aggregate at end of period
Connected persons	599	15.2%	660	42.6%	452	33.2%
Non-bank connected persons (Note 2)	—	0.0%	1	0.1%	1	0.1%
Peak end-of-day for the quarter (Note 3)
Connected persons	912	23.1%	731	47.1%	789	58.0%
Non-bank connected persons	—	0.0%	1	0.1%	1	0.1%
Rating-contingent limit (Note 4)	n/a	70.0%	n/a	70.0%	n/a	70.0%
Connected persons
Non-bank connected persons	n/a	15.0%	n/a	15.0%	n/a	15.0%
Contingent credit exposures arising from risk lay-off arrangements	—	n/a	—	n/a	48	n/a

The credit exposure concentrations disclosed for connected persons are on the basis of actual exposures and exclusive of exposures of a capital nature. The peak end-of-day credit exposure for the quarter to connected persons is measured over Tier 1 Capital as at the end of the quarter. There are no specific provisions provided against credit exposures to connected persons as at 30 June 2004 (30/06/2003 $nil; 30/09/2003 $nil).

Note 1

The Banking Group has amounts due from its Ultimate Parent Company and other entities within the Ultimate Parent Group arising from the ordinary course of its business. These balances arise primarily from deposits of surplus foreign currency and other foreign currency transactions.

Note 2

Non-bank connected persons includes loans to directors of the Bank. All loans were made in the ordinary course of business of the Bank, on an arm’s length basis and on normal commercial terms and conditions.

Note 3

The method of calculating the peak end-of-day disclosure above differs from that applied in determining the connected persons’ limit under the Banking Group’s Conditions of Registration. The peak end-of-day disclosure is measured against Tier 1 Capital at quarter end whereas the connected persons’ exposure under the Conditions of Registration is measured against Tier 1 Capital on a continuous basis.

Note 4

Represents the maximum peak end-of-day aggregate credit exposures limit (exclusive of exposures of a capital nature and net of specific provisions) to all connected persons.  This is based on the rating applicable to the Bank’s long term senior unsecured NZD obligations payable in New Zealand, in New Zealand dollars (refer page 5 for the credit rating). Within the overall limit a sub-limit of 15% of Tier 1 capital applies to aggregate credit exposures (exclusive of exposures of a capital nature and net of specific provisions) to non-bank connected persons.

22.        CAPITAL ADEQUACY

	Unaudited 30/06/2004	Consolidated Unaudited 30/06/2003	Audited 30/09/2003	Unaudited 30/06/2004	Parent Unaudited 30/06/2003	Audited 30/09/2003
Capital Adequacy Ratios

Tier 1 Capital	7.9%	7.7%	6.8%	7.6%	7.7%	6.7%

Total Capital	10.2%	11.0%	10.0%	9.9%	11.0%	10.0%

Reserve Bank of New Zealand minimum ratios:

Tier 1 Capital	4.0%	4.0%	4.0%	4.0%	n/a	n/a

Total Capital	8.0%	8.0%	8.0%	8.0%	n/a	n/a

For the purposes of measuring the capital adequacy ratios of the Parent Bank, only wholly-owned and wholly-funded subsidiaries of ANZ National Bank Limited are consolidated into the calculation. The information contained in the table below has been derived in accordance with the current Conditions of Registration imposed pursuant to section 74 (4) (b) of the Reserve Bank of New Zealand Act 1989 and the capital adequacy framework issued by the Reserve Bank of New Zealand.

	Consolidated Unaudited 30/06/2004	Parent Unaudited 30/06/2004
	$m	$m

Tier 1 Capital
Paid in share capital	5,943	5,943
Revenue and similar reserves	958	882
Current period’s operating surplus	500	279

Less deduction from Tier 1 Capital
- Goodwill	3,427	3,425
- Future tax benefits arising from timing differences	27	27

Total Tier 1 Capital	3,947	3,652

Tier 2 Capital - Upper Level Tier 2 Capital
Perpetual subordinated debt	292	292

Tier 2 Capital - Lower Level Tier 2 Capital
Term subordinated debt	889	889

Total Tier 2 Capital	1,181	1,181

Total Tier 1 Capital Plus Tier 2 Capital	5,128	4,833

Less deductions from Total Capital
- Equity investments in subsidiaries	—	103
- Revaluation losses on security holdings	1	1

Capital	5,127	4,729

Total risk-weighted exposures
On-balance sheet exposures	47,063	44,836
Off-balance sheet exposures	2,960	2,925

	50,023	47,761

Total Risk Weighted Exposures of the Banking Group as at 30 June 2004 (Unaudited):

	Principal Amount	Risk Weight	Risk Weighted
	$m	%	$m
On-balance sheet exposures
Cash and short term claims on Government	2,071	0	—
Long term claims on Government	448	10	45
Claims on banks	4,674	20	935
Claims on public sector entities	279	20	56
Residential mortgages	33,018	50	16,509
Other	29,518	100	29,518

Total on-balance sheet exposures	70,008		47,063

	Principal Amount	Credit Conversion Factor	Credit Equivalent Amount	Average Risk Weight	Risk Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	1,294	100	1,294	44	572
Commitments with certain drawdown	1,349	100	1,349	62	834
Underwriting and sub-underwriting facilities	62	50	31	100	31
Transaction related contingent liabilities	309	50	155	100	155
Short term self liquidating trade related contingencies	238	20	48	87	42
Other commitments to provide financial services which have an original maturity of one year or more	1,041	50	521	100	521
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	13,363	0	—	100	—
Market related contracts(1)
• Foreign exchange	59,333		1,768	30	529
• Interest rate	116,745		940	29	273
• Equity contracts	39		14	21	3

Total off-balance sheet exposures	193,773		6,120		2,960

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Parent Bank as at 30 June 2004 (Unaudited):

	Principal Amount	Risk Weight	Risk Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	1,771	0	—
Long term claims on Government	448	10	45
Claims on banks	3,658	20	732
Claims on public sector entities	278	20	56
Residential mortgages	33,018	50	16,509
Other	27,494	100	27,494

Total on-balance sheet exposures	66,667		44,836

	Principal Amount	Credit Conversion Factor	Credit Equivalent Amount	Average Risk Weight	Risk Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	1,294	100	1,294	44	571
Commitments with certain drawdown	1,316	100	1,316	61	803
Underwriting and sub-underwriting facilities	62	50	31	100	31
Transaction related contingent liabilities	309	50	155	100	155
Short term self liquidating trade related contingencies	231	20	46	87	40
Other commitments to provide financial services which have an original maturity of one year or more	1,039	50	520	100	520
Other commitments with an original maturity less than one year or which can be unconditionally cancelled
at any time	13,036	0	—	100	—

Market related contracts(1)
• Foreign exchange	59,327		1,768	30	529
• Interest rate	116,745		940	29	273
• Equity contracts	39		14	21	3

Total off-balance sheet exposures	193,398		6,084		2,925

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

23.        PARENT COMPANY

The parent company is ANZ Holdings (New Zealand) Limited which is incorporated in New Zealand. The Ultimate Parent Company is Australia and New Zealand Banking Group Limited which is incorporated in Australia.

The Ultimate Parent Company is required to hold minimum capital at least equal to that specified under the Basel framework. The capital adequacy ratios are:

	Unaudited 31/03/2004	Unaudited 31/03/2003	Audited 30/09/2003

Tier 1 Capital	7.0%	7.7%	7.7%
Total Capital	10.2%	9.9%	11.1%

The Ultimate Parent Company meets those requirements imposed on it by its home supervisor as at 31 March 2004 whereby banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

Directors’ Statement

As at the date on which this General Short Form Disclosure Statement is signed, after due enquiry, each Director believes that:

i.      The Short Form Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Off Quarter - New Zealand Incorporated Registered Banks) Order 1998;

ii.     The Short Form Disclosure Statement is not false or misleading.

Over the nine months ended 30 June 2004, after due enquiry, each Director believes that:

i.      ANZ National Bank Limited has complied with the Conditions of Registration;

ii.     Credit exposures to connected persons were not contrary to the interests of the Banking Group;

iii.    ANZ National Bank Limited had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This General Short Form Disclosure Statement is dated, and has been signed by or on behalf of all Directors of the Bank on, 13 August 2004. On that date, the Directors of the Bank were:

Dr R S Deane

Sir John Anderson, KBE

Dr R J Edgar

N M T Geary, CBE

J McFarlane, OBE

Sir Dryden Spring

Independent Review Report to the Directors of ANZ National Bank Limited

We have reviewed the interim financial statements, including supplementary information, for the nine months ended 30 June 2004 set out on pages 8 to 24.

The interim financial statements and supplementary information provide information about the past financial performance and financial position of ANZ National Bank Limited and its subsidiary companies (the ‘Banking Group’).  This information is stated in accordance with the accounting policies set out on page 12.

Directors’ responsibilities

The Directors are responsible for the preparation of interim financial statements and supplementary information which give a true and fair view of the financial position of the Banking Group as at 30 June 2004 and of the results of its operations and cash flows for the nine months ended on that date.

Auditors’ responsibilities

It is our responsibility to independently review the interim financial statements including supplementary information presented by the Directors and state whether anything has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Basis of statement

Our review has been conducted in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand.  A review is limited primarily to enquiries of Banking Group personnel and analytical review procedures applied to financial data, and thus provides less assurance than an audit.  We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review nothing has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate.

Our review was completed on 13 August 2004 and our statement is made as at that date.

KPMG

Wellington